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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   April 20, 2007

FairPoint Communications, Inc.
(Exact name of registrant as specified in its charter)
Delaware	333-56365	13-3725229
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
521 East Morehead Street, Suite 250, Charlotte, North Carolina	28202
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code	(704) 344-8150
N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 – Entry into a Material Definitive Agreement

On April 20, 2007, FairPoint Communications, Inc. (the “Company”) entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) with Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc., a subsidiary of Verizon (“Spinco”), which amends the Agreement and Plan of Merger, dated as of January 15, 2007, by and among the Company, Verizon and Spinco (the “Merger Agreement”), pursuant to which Spinco will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. A copy of the Amendment is filed as Exhibit 2.1 hereto.

Among other things, the Amendment extends the date by which the Merger must be consummated to January 31, 2008, subject to further extension by the Company or Verizon for up to four additional 30-day periods to obtain required regulatory approvals.

Pursuant to the Merger Agreement, the board of directors of the Company just prior to the effective time of the Merger will consist of six designees of Verizon and three designees of the Company. Pursuant to the Amendment, Verizon has agreed that prior to May 1, 2007, it will name one of its six designees to be appointed to the Company’s board of directors. If the Merger Agreement is adopted by the Company’s stockholders at the Company’s annual meeting, such designee will be appointed to the Company’s board of directors immediately following the annual meeting. Pursuant to the Amendment, Verizon has also agreed that prior to November 1, 2007, it will name the remaining five designees to be appointed to the Company’s board of directors; provided that Verizon has agreed to forego this right with respect to one of these five designees if David L. Hauser is re-elected to the Company’s board of directors at the annual meeting of the Company’s stockholders and Mr. Hauser is still a member of the Company’s board of directors at the effective time of the Merger.

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 23, 2007, Patrick T. Hogan commenced employment as Senior Vice President and Controller of the Company. Mr. Hogan replaced Lisa R. Hood as the Company’s principal accounting officer. As previously announced, Ms. Hood has been appointed the Company’s Chief Operating Officer – FairPoint Telecom Group.

Patrick T. Hogan, age 39, came to the Company from Hawaiian Telcom Communications, Inc., where he served as Vice President, Finance and Controller since July 2005. From April 2003 to July 2005, Mr. Hogan served in positions of increasing responsibility as Senior Vice President, Treasurer, Chief Financial Officer and Executive Vice President-Finance of RCN Corporation in Princeton, New Jersey. Mr. Hogan served as Vice President, Finance and Capital Markets at Vornado Realty Trust in New York, New York from February 2001 to March 2003. In addition, Mr. Hogan was previously employed in various capacities by CentraCore Properties, The Geo Group, the Federal Communications Commission, Telephone & Data Systems, Inc. and Coopers & Lybrand (now PricewaterhouseCoopers). Mr. Hogan received a B.B.A. with a concentration in Accountancy from the University of Notre Dame and a J.D. from Notre Dame Law School. Mr. Hogan is both a certified public accountant and an attorney.

Mr. Hogan’s compensation for 2007 includes an annual base salary of $195,000 plus a discretionary bonus of up to 40% of such annual base salary. Mr. Hogan’s performance goals will be established during the first 30 days of his employment. The Company has entered into a letter agreement with Mr. Hogan (the “Letter Agreement”) which provides that upon the termination of Mr. Hogan’s employment with the Company without cause, he will be entitled to receive from the Company a lump sum payment in an amount equal to six months’ base salary plus the pro rata portion of Mr. Hogan’s target annual performance bonus earned as of such date. The Letter Agreement is filed as Exhibit 10.1 hereto.

Item 8.01 – Other Events.

On April 23, 2007, the Company issued a press release entitled “FairPoint Communications Appoints Industry Veteran as Senior Vice President and Controller.” A copy of the press release is being furnished by being attached hereto as Exhibit 99.1.

The Company has filed a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger. The Company urges investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website, or www.fairpoint.com/investor, when they are available. Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from Company stockholders with respect to the Merger and related transactions. Information about the Company’s directors and executive officers is available in FairPoint’s Annual Report on Form 10-K for the year ended December 31, 2006. Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Item 9.01 – Financial Statements and Exhibits.

(d) Exhibits
Exhibit Number	Description
2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007, by and among Verizon Communications Inc., Northern New England Spinco Inc. and FairPoint Communications, Inc.

Inc.
10.1	Letter Agreement with Patrick T. Hogan
99.1	Press Release dated April 23, 2007.

The information in Item 8.01 of this Current Report, including the related exhibit attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section. Such information in this Current Report, including the exhibit, shall not be incorporated by reference into any filing under the Securities Act or the Exchange Act, regardless of any incorporation by reference language in any such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAIRPOINT COMMUNICATIONS, INC.

By:	/s/ John P. Crowley
Name:	John P. Crowley
Title:	Executive Vice President and
Chief Financial Officer

Date: April 23, 2007